Worldwide Specialty Chemicals Inc.

Downtown Republic Center, Suite 3100

325 N. Saint Paul Street

Dallas, TX 75201

September 5, 2018

Division of Corporation Finance

Office of Manufacturing and Construction

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Re: Worldwide Specialty Chemicals Inc.

Form 10-K for the Year Ended December 31, 2017

Filed July 18, 2018

Ladies and Gentlemen:

We received your letter dated August 21, 2018 with comments to the referenced Form 10-K for the Year Ended December 31, 2017, for Worldwide Specialty Chemicals Inc. (the “Company”).

We have restated the Commission’s comments below and have included our complete response.

Controls and Procedures , page 12

1. Please amend your Form 10-K for the year ended December 31, 2017 to include a conclusion as to whether or not your disclosure controls and procedures are effective. In doing so, please ensure that your certifications reference the Form 10-K/A. Please ensure that your certifications are also currently dated. Refer to Item 307 of Regulation S-K.

Response: The Form 10-K will be amended -- by means of a Form 10-K/A -- to include the conclusion of Company management as to whether or not Company disclosure controls and procedures were effective. As a point of information, Company management concluded that the Company’s disclosure controls and procedures were not effective.

The following has been included in the amended Form 10-K:

“Evaluation of Disclosure Controls and Procedures

The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2017. The term “disclosure controls and procedures,” as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost benefit relationship of possible controls and procedures. Based on its evaluation, management concluded as of December 31, 2017 that its disclosure controls and procedures were not effective because of material weaknesses in our internal control over financial reporting, described below in Management’s Report on Internal Control Over Financial Reporting. Notwithstanding the identified material weaknesses, management believes the financial statements included in this Annual Report on Form 10-K/A fairly represent in all material respects our financial condition, results of operations and cash flows at and for the periods presented in accordance with U.S. GAAP”.

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Additionally, updated certifications will reference the Form 10-K/A, and the certifications will be currently dated. The filing of the Form 10-K/A is anticipated to occur on or before this Thursday, September 6, 2018.

Evaluation of Disclosure Controls and Procedures, page 12

2. Please also revise your filing to clarify which version, 1992 or 2013, of the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission’s Internal Control — Integrated Framework you utilized when performing your assessment of internal control over financial reporting.

Response: The Form 10-K will be amended to clarify that Company management utilized the 2013 version of the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission’s Internal Control — Integrated Framework when performing its assessment of internal control over financial reporting. The filing of the Form 10-K/A is anticipated to occur on or before this Thursday, September 6, 2018.

The following has been included in the amended Form 10-K:

“In making this assessment, its management used the criteria based  on the framework in Internal Control - Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission.”

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The Company acknowledges that:

The Company and its management are responsible for the adequacy and accuracy of the disclosure in the filing, notwithstanding any review, comments, action or absence of action by the staff of the Commission.

Please let me know if you have further questions, or if you require further clarification on our responses provided. And thank you for your professional attention.

Respectfully,

/s/ Paul Williams

Chief Financial Officer

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